Exhibit 99.2

Report of Voting Results for 2019 Annual Meeting of Shareholders

TORONTO, June 6, 2019 – Thomson Reuters Corporation (“Thomson Reuters”) today announced voting results for its annual meeting of shareholders held on June 5, 2019 in Toronto. The matters set out below are described in greater detail in the management proxy circular dated April 17, 2019. The votes were conducted by ballot.

1.	Election of Directors

11 nominees were elected to the Thomson Reuters board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Thomson	439,684,245	98.62%	6,132,296	1.38%
James C. Smith	440,847,219	98.89%	4,966,579	1.11%
Sheila C. Bair	445,345,682	99.89%	469,173	0.11%
David W. Binet	422,337,694	94.73%	23,473,360	5.27%
W. Edmund Clark, C.M.	422,229,427	94.71%	23,580,663	5.29%
Michael E. Daniels	435,940,443	97.79%	9,869,609	2.21%
Vance K. Opperman	430,123,737	96.48%	15,686,298	3.52%
Kristin C. Peck	437,876,721	98.22%	7,931,115	1.78%
Barry Salzberg	444,316,336	99.67%	1,486,445	0.33%
Peter J. Thomson	422,749,542	94.83%	23,052,697	5.17%
Wulf von Schimmelmann	438,610,211	98.39%	7,191,502	1.61%

2.    Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as auditor of Thomson Reuters to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
454,095,115	99.89%	496,698	0.11%

3.	Advisory Resolution on Executive Compensation

The advisory resolution accepting Thomson Reuters approach to executive compensation described in the management proxy circular was approved.

Votes For	% Votes For	Votes Against	% Votes Against
427,333,399	95.86%	18,477,544	4.14%

4.	Shareholder proposal

The shareholder proposal set out in Appendix B of the management proxy circular was not approved.

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*
7,023,185	1.58%	437,746,061	98.42%	1,036,464

* An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.